SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Attached hereto and incorporated by reference herein is Scopus Video Networks Ltd.‘s a press release, dated June 19, 2006, announcing that Essel Group and its Indian content provider DISH TV have selected Scopus products to support the expansion of its channel offerings over its Direct-To-Home (DTH) platform.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: June 19, 2006

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Scopus Strengthens Asia Pacific Business With New Win in India

Essel Group Selects IVG Platform to Increase Transponder Capacity

Broadcast Asia 2006, Singapore, Hall 7, Booth # F3-06 19 June 2006 – Scopus Video Networks (NASDAQ:SCOP), a provider of digital video networking products, today announced that Essel Group and its Indian content provider DISH TV have selected Scopus products to support the expansion of its channel offerings over its Direct-To-Home (DTH) platform.

DISH TV with its flagship Zee TV channel will use Scopus products to enhance its transponders’ utilization and expand its already fast growing DTH market share throughout the Indian subcontinent. India is beginning its transition to digital TV in which the number of digital subscribers is expected to grow ten fold within the next five years.

The deal brings to DISH TV’s headend Scopus’ full line of products including E-1200 encoders, IRD-2900 decoders, IVG-7100 intelligent video gateway (IVG) platforms and Network Management System software. Scopus’ versatile IVG platform provides advanced video processing capabilities including joint transrating, grooming and bit rate shaping. The platform will be demonstrated alongside other solutions at the Broadcast Asia show in booth # F3-06.

Mr. Amitabh Kumar, Director of Technology at Essel Group, commented, “We operate in a complex web of multiple satellites and multiple carriers and the unique capabilities offered by Scopus’ product line such as the Intelligent Video Gateway, help us optimize operations while minimizing cost and enhancing reliability in our operations. Scopus has also helped Dish TV achieve very high satellite utilization and bring down costs on a per channel basis.”

Mr. Eitan Koter, Scopus’ Vice President of Sales, stated, “We are honored and delighted to continue doing business with the Essel Group, India’s leading media conglomerate. This achievement is a testimony to our on-going commitment to our customers’ success. Scopus is the only vendor that offers a full product portfolio under one roof, enabling us to provide simple solutions to complex requirements such as the ones posed by DISH TV.”

About Essel Group
Essel Group has a vast range of national and global business interests that include media programming, broadcasting and distribution, packaging, entertainment, online gaming, and telecom. Essel Group has always been a pioneer–Zee TV was the one of the first Indian satellite channels, Siticable among the first MSOs, Essel World the first theme park, Playwin the first online lottery. All of these were revolutionary concepts in their respective fields. With its approximately 6.5 million subscribers, Essel Group’s Siticable customer base is India’s largest. Essel group’s DISH TV is the first and fastest growing DTH service in the India.

Contact:
Mr. Amitabh Kumar, Director Technology
Tel: +91 120 2515239 Email: amitabhk@zeenetwork.com

About Scopus Video Networks:

Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:
Scopus’ Corporate Contact – Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +972-54-498-5833, joshs@shumanpr.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions such as the one described here, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, 1st floor, Princeton NJ, 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com